

2003 Annual Report / Proxy Statement



NATIONAL RESEARCH
Corporation



Company Profile

National Research Corporation, headquartered in Lincoln, Nebraska, is a leading provider of ongoing survey-based performance measurement, analysis, improvement and educational services to the healthcare industry. The Company addresses the growing need of healthcare providers and payors to measure the care outcomes, specifically the patient experience, satisfaction and health status, of their patients and/or members. The Company offers solutions to effectively measure and improve the experiences with healthcare providers and payors.

Annual Meeting

The annual meeting of shareholders will be held on May 6, 2004, at 9:00 a.m. (local time) at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

To Our Shareholders:

The year 2003 proved to be a pivotal year for the Company. Our revenue and income continued to grow, which speaks volumes to healthcare providers' need and acceptance of our products and services. Focused execution in the area of client service, showcased by near perfect renewal rates, has established a solid base of clients from which to increase future recurring revenues.

Building upon this base, we have expanded our portfolio of products and services by combining measurement of the patients' experience with tools that enable client organizations to improve their performance. Improving the patients' experience in an ever-increasing consumer-driven healthcare world will be the key matrix for healthcare providers over the next decade.

The federal government has responded to the needs of consumers by establishing programs for public reporting of various performance measures, including the patients' experience with the care they receive from the nation's hospitals.

There is an old saying that measurement improves performance. To this I would add that nothing puts a fire under such improvement activities as does publicly reporting on how well you're doing. As a direct result, we will see over the next several years a significant increase in the amount healthcare providers spend on measuring and improving how they deliver patient-centered care. This is the right thing to do for patients, and it will fundamentally change our marketplace.

Very rarely, in any industry, does one witness an entire marketplace review of what they are doing and who they use to provide a product or service. I doubt it will happen again in healthcare, at least in our lifetime.

Several years back, we envisioned this movement and set our foot on the path of integrating measurement and improvement of services. Historically, healthcare providers measured patient satisfaction, but were left on their own to determine how best to improve. Today, we offer a seamless integration of patients' survey results with evidenced-based, best practice recommendations–a first in our industry.

We also created a complete set of educational products that help healthcare executives teach their staffs all about patient-centered care. These products will help weave care delivery, from the patient perspective, into the fabric of provider organizations.

At the heart of our product offerings is the Picker Institute family of patient experience surveys. Given that the national standard for publicly reporting hospital performance is also based on measuring the patient experience rather than traditional patient satisfaction, we feel well-equipped to ensure that clients are measuring the right aspects of care delivery and doing so the right way.

In 2003, we also entered the Canadian market, which has similar public reporting underway. That move has proven to be fortuitous. Through our acquisition of Smaller World Communications and, more importantly, the talented associates led by Barb van Maris that now represent our Canadian operations, we have met or exceeded all expectations. Expansion is easy when such talent comes with the deal.

A part of what we do for clients is outside measurement and improvement of the patient experience. Healthcare Market Guide® (HCMG) provides clients with critical market and competitor intelligence. HCMG represents 10% of revenue and an even larger contribution to our bottom line given its syndicated nature and attractive margins. Historically, I have not devoted the attention to this product that it deserves with only 300 or so subscribers out of a potential market of 1,400. This past year, a group of dedicated associates have convinced me that HCMG can be an even more important part of the Company.

Even with our achievements to date and the foundation established, it will still take hard work each and every day to maximize the opportunities that have presented themselves. As you know, many companies that have growth opportunities don't fully capitalize on them. In our case, however, the ability to perform is ingrained in our management team and our seasoned group of associates who are eager and very capable.

Adding to my confidence are a strong balance sheet and the resources to capitalize on new opportunities as they arise, as well as an independent Board of Directors that has set clear objectives and points of accountability in alignment with all fellow shareholders.

Sincerely,



Michael D. Hays
President, Chief Executive Officer
and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 6, 2004

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of National Research Corporation will be held on Thursday, May 6, 2004, at 9:00 A.M., local time, at our corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect one director to hold office until the 2007 annual meeting of shareholders and until his successor is duly elected and qualified.

2. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 22, 2004 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

Lincoln, Nebraska
April 2, 2004

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

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NATIONAL RESEARCH CORPORATION

1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
For
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 6, 2004

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about April 2, 2004 in connection with a solicitation of proxies by the Board for use at the annual meeting of shareholders to be held on Thursday, May 6, 2004, at 9:00 A.M., local time, at the Company's corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted FOR the person nominated for election as a director referred to herein and on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy. Other than the election of one director, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, $.001 par value per share (the "Common Stock"), at the close of business on March 22, 2004 are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 7,337,187 shares of Common Stock, each of which is entitled to one vote per share.

ELECTION OF DIRECTOR

The Company's By-Laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect one director to hold office until the 2007 annual meeting of shareholders and until his successor is duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as a director of the person named as a nominee herein. The Board has no reason to believe that the listed nominee will be unable or unwilling to serve as a director if elected. However, in the event that the nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. The director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the director. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 15, 2004, about the Board's nominee for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominee for Election at the Annual Meeting

Term expiring at the 2007 Annual Meeting

Patrick E. Beans, 46, has served as Vice President, Treasurer, Chief Financial Officer and Secretary and a director of the Company since 1997 and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

THE BOARD RECOMMENDS THE FOREGOING NOMINEE FOR ELECTION AS A DIRECTOR AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEE. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEE.

Directors Continuing in Office

Terms expiring at the 2005 Annual Meeting

JoAnn M. Martin, 49, has served as a director of the Company since June 2001. Ms. Martin has served as President and Chief Operating Officer of Ameritas Life Insurance Corp., an insurance and financial services company, since April 2003. Prior thereto, Ms. Martin served as Senor Vice President and Chief Financial Officer of Ameritas for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin is also a director of the Nebraska Society of CPAs Foundation and of several affiliates of Ameritas.

Paul C. Schorr III, 67, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr is also a director of Austins Steaks & Saloon, Inc. and Ameritas Life Insurance Corp.

Terms expiring at the 2006 Annual Meeting

Michael D. Hays, 49, has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

John N. Nunnelly, 51, has served as a director of the Company since December 1997. Mr. Nunnelly has been the Group President of the Resource Management and Home Health Solutions division of the Information Solutions company of McKesson Corporation, a leader in the healthcare information industry, since April 2000. Mr. Nunnelly has served in various other positions during his 22 year tenure with the Company, including Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support.

BOARD OF DIRECTORS

Independent Directors and Annual Meeting Attendance

Of the five directors currently serving on the Board of Directors, the Board has determined that JoAnn M. Martin, John N. Nunnelly and Paul C. Schorr III are "independent directors" as that term is defined in the listing standards of The Nasdaq Stock Market and JoAnn M. Martin, John N. Nunnelly and Paul C. Schorr III also meet the additional independence standards of the Nasdaq Stock Market and the Securities and Exchange Commission for Audit Committee members.

Directors are expected to attend the Company's annual meeting of shareholders each year. All five directors attended the Company's 2003 Annual Meeting.

Committees

The Board held four meetings in 2003. During 2003, each director attended at least 75% of the total of (1) the meetings of the Board and (2) the meetings held by all committees of the Board on which such director served during 2003.

The Board has a standing Audit Committee, Compensation Committee and Nominating Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. The Company makes available on its website located at www.nationalresearch.com copies of each of these charters free of charge, and a copy of the Audit Committee's charter is attached to this proxy statement as Appendix A.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company. The Audit Committee presently consists of Paul C. Schorr III (Chairperson), JoAnn M. Martin and John N. Nunnelly. The Board has determined that JoAnn M. Martin qualifies as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission, because she has the requisite attributes through, among other things, education and experience as a president, chief financial officer and certified public accountant. The Audit Committee held two meetings in 2003.

The Compensation Committee reviews and recommends to the Board the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and administers the National Research Corporation 1997 Equity Incentive Plan (the "1997 Equity Incentive Plan"), under which no additional awards may be granted, the National Research Corporation 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan") and the National Research Corporation Director Stock Plan (the "Director Plan"). JoAnn M. Martin (Chairperson), John N. Nunnelly and Paul C. Schorr III are the current members of the Compensation Committee. The Compensation Committee held four meetings in 2003.

The Nominating Committee consists of John N. Nunnelly (Chairperson), JoAnn M. Martin and Paul C. Schorr III. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee was created on February 5, 2004 and, therefore, held no meetings in 2003.

Nominations of Directors

The Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company's By-laws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 60 days or more than 90 days prior to the second Wednesday in the month of April.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board of Directors is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for all directors to possess:

- A director must display high personal and professional ethics, integrity and values.
- A director must have the ability to exercise sound business judgment.
- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.
- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.
- A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.
- A director must have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of the Company's business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert" as defined by applicable rules of the Securities and Exchange Commission and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of Nasdaq.

- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

- Directors must be selected so that the Board is a diverse body.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to National Research Corporation, Board of Directors (or, at the shareholder's option, to a specific director), c/o Patrick E. Beans, Secretary, 1245 Q Street, Lincoln, Nebraska 68508. The Secretary will ensure that the communication is delivered to the Board or the specified director, as the case may be.

Director Compensation

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Directors who are not executive officers of the Company receive an annual retainer of $10,000 and a fee of $500 for each committee meeting attended. Additionally, directors are reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof.

Pursuant to the Director Plan, each director who is not an associate (i.e., employee) of the Company receives an annual grant of an option to purchase 1,000 shares of Common Stock on the date of each annual meeting of shareholders. The options have an exercise price equal to the fair market value of the Common Stock on the date of grant and vest one year after the grant date.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, a copy of which is attached hereto as Appendix A, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2003 Annual Report on Form 10-K with the Company's management and independent auditors. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended. In addition, the Company's independent auditors provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with the independent auditors their independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors on a case-by-case basis. The Audit Committee has considered whether the provision of the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in "Miscellaneous – Independent Auditors" was compatible with maintaining the independence of independent auditors and determined that such services did not adversely affect the independence of independent auditors.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by its independent auditors. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. During 2003, no fees to the independent auditors were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, for filing with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

Paul C. Schorr III, Chairperson
JoAnn M. Martin
John N. Nunnelly

PRINCIPAL SHAREHOLDERS

Management and Directors

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of February 29, 2004 by: (i) each director and nominee; (ii) each of the executive officers named in the Summary Compensation Table set forth below; and (iii) all of the directors, nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of February 29, 2004, there were 7,260,286 shares of Common Stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays[(1)]	4,842,216	66.7%
Patrick E. Beans	84,305 [(2)(6)]	1.2%
Jona S. Raasch	82,997 [(3)(6)]	1.1%
John N. Nunnelly	10,800 [(6)]	*
Joseph W. Carmichael	9,993 [(4)(6)]	*
Paul C. Schorr III	9,000 [(5)(6)]	*
JoAnn M. Martin	3,500 [(6)]	*
All directors, nominees and executive officers as a group (7 persons)	5,042,811 [(6)]	69.0%

* Denotes less than 1%.

(1) The address of Michael D. Hays is 1245 Q Street, Lincoln, Nebraska 68508.

(2) Includes 1,500 shares held by Mr. Beans as custodian for his minor children and 35,294 shares owned by four trusts for which Mr. Beans is the sole trustee.

(3) Includes 1,000 shares owned by Ms. Raasch's husband, 1,350 shares held by Ms. Raasch as power of attorney for her father and 100 shares owned by Ms. Raasch's minor children.

(4) Includes 11 shares held by Mr. Carmichael as a result of his membership in an investment club.

(5) Includes 3,000 shares owned by The Schorr Family Company, Inc., which Mr. Schorr manages.

(6) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of February 29, 2004, as follows: Mr. Beans, 12,586 shares; Ms. Raasch, 14,457 shares; Mr. Schorr, 6,000 shares; Mr. Nunnelly, 6,000 shares; Mr. Carmichael 7,143 shares; Ms. Martin, 2,000 shares; and all directors, nominees and executive officers as a group, 48,186 shares.

Other Beneficial Owners

The following table sets forth certain information regarding beneficial ownership by the only other persons known to the Company to own more than 5% of the outstanding Common Stock. The beneficial ownership information set forth below has been reported in filings made by the beneficial owners with the Securities and Exchange Commission.

	Amount and Nature of Beneficial Ownership					
	Voting Power		Investment Power			
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	Percent of Class
Cannell Capital LLC (1) 150 California Street, Fifth Floor San Francisco, CA 94111	-0	673,500	-0	673,500	673,500	9.3%

(1) Represents a joint filing by Cannell Capital LLC and the following affiliates of Cannell Capital LLC: J. Carlo Cannell; The Anegada Fund Limited; The Cuttyhunk Fund Limited; Tonga Partners, L.P.; GS Cannell Portfolio, LLC; and Pleiades Investment Partners, L.P.

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table sets forth certain information concerning the compensation earned in each of the last three fiscal years by the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers whose total cash compensation exceeded $100,000 in the fiscal year ended December 31, 2003. The persons named in the table are sometimes referred to herein as the "named executive officers."

Summary Compensation Table

					Long-Term Compensation		
					Awards	Payouts	
		Annual Compensation			Securities	Long-Term	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Underlying Stock Options(#)	Incentive Compensation Payouts($)	All Other Compensation ($)
Michael D. Hays	2003	$161,150	$ 29,094	--	38,182		$ 1,523(2)
President and Chief	2002	140,000	--	--	--	--	1,523
Executive Officer	2001	140,000	26,250	--	--	--	1,523
Jona S. Raasch	2003	$132,012	$ 25,975	--	34,091		
Vice President and Chief	2002	125,000	--	--	--	--	--
Operations Officer	2001	120,000	22,500	--	10,435	--	--
Joseph W. Carmichael	2003	$125,850	$ 24,940	--	32,727		
Senior Vice President	2002	120,000	--	--	--	--	--
	2001	100,000	16,875	--	10,714	--	--
Patrick E. Beans..................	2003	$120,663	$ 41,150	--	31,364		
Vice President, Treasurer,	2002	115,000	--	--	--	--	--
Chief Financial Officer and Secretary	2001	100,000	16,875	--	6,429	--	--

(1) Certain personal benefits provided by the Company to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in each respective year.

(2) Premiums for disability insurance paid by the Company for the benefit of Mr. Hays.

Stock Options

The Company has in effect the 2001 Equity Incentive Plan, pursuant to which options to purchase Common Stock may be granted to associates (i.e., employees) of the Company, including officers and associate-directors, and the 1997 Equity Incentive Plan, pursuant to which no additional stock option may be granted.

The following table presents certain information as to grants of stock options made during 2003 to the named executive officers.

Option Grants in 2003

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in 2003	Exercise or Base Price ($/Share)	Expiration Date	At 5% Annual Growth Rate	At 10% Annual Growth Rate
Michael D. Hays	38,182	18.5%	$ 11.00	06/26/2013	$ 264,137	$669,375
Jona S. Raasch	34,091	16.6%	11.00	06/26/2013	235,836	597,665
Joseph W. Carmichael..	32,727	15.9%	11.00	06/26/2013	226,400	573,742
Patrick E. Beans	31,364	15.2%	11.00	06/26/2013	216,971	549,847

(1) The options reflected in the table (which are nonstatutory options for purposes of the Internal Revenue Code) will each become fully exercisable five years from its date of grant.

(2) This presentation is intended to disclose the potential value which would accrue to the optionee if the options were exercised the day before they would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

The following table sets forth information regarding the exercise of stock options by the named executive officers during 2003 and the year-end value of unexercised options held by such persons.

Aggregated Option Exercises in 2003
Fiscal Year and Fiscal Year-End Option Values

	Shares Acquired on Exercise (#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael D. Hays................	--	--	--	38,182	$ --	$ 195,110
Jona S. Raasch..................	--	--	14,457	37,569	162,896	210,241
Joseph W. Carmichael.......	--	--	7,143	36,298	85,069	209,770
Patrick E. Beans	--	--	15,536	33,507	175,283	179,793

(1) The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at exercise or fiscal year-end, respectively.

Report on Executive Compensation

The Compensation Committee of the Board is responsible for all aspects of the Company's compensation package offered to its corporate officers, including the named executive officers. The following report was prepared by members of the Compensation Committee.

The Company's executive compensation program is designed to promote a strong, direct relationship between performance (on both a Company and individual level) and compensation and to base compensation on the Company's quarterly, annual and long-term performance goals by rewarding above-average corporate performance and recognizing individual initiative and achievement. The Company has developed an overall compensation strategy and specific compensation plans that are intended to be an effective tool for fostering the creation of shareholder value and the execution of the Company's business plan. The overall objectives of this strategy are to make executive compensation generally competitive, with a substantial portion of such compensation contingent upon Company and individual performance, and to encourage equity ownership by the Company's executive officers so that their interests are closely aligned with the interests of shareholders.

During 2003, the Company retained a nationally-recognized compensation consultant to advise it with respect to compensation issues. The first step in the overall review of executive compensation was an analysis of the duties and responsibilities of each Company executive. Subsequently, the Company's consultant compared the compensation for each Company executive with general market data for individuals with comparable job responsibilities. The Company's consultant summarized its conclusions on Company executive compensation in a report finalized in April, 2003. The results of this study have provided, and will continue to provide in 2004, the framework for determining compensation for executives of the Company.

The key elements of the Company's executive compensation program consist of base salary, annual cash incentive and long-term equity incentive plan, which, based on the Company's consultant's recommendations and the Compensation Committee's judgment, approximate, depending on the attainment of certain revenue and profitability levels, the following percentages of aggregate compensation: base salary, 50%; annual cash incentive, 25%; and long-term equity incentive plan, 25%; respectively. A general description of the elements of the Company's compensation program, including the bases for the compensation awarded to the Company's Chief Executive Officer for 2003, are discussed below.

Base Salary. Base salaries are initially determined by evaluating the responsibilities of the position, the experience and contributions of the individual and the salaries for comparable positions in the competitive marketplace. Base salary levels for the Company's executive officers are generally positioned within the range for comparable positions in companies of similar size offering similar services. While the Company believes it offers competitive base salaries, the Company attempts to keep executive base salary increases as low as possible in order to limit the Company's exposure if performance targets are not met.

Annual Cash Incentive. The Company's executive officers are eligible for annual cash incentive awards under the Company's incentive compensation program. Under this program, Company and individual performance objectives are established at the beginning of each year. Company performance objectives are based on the Company obtaining certain levels of revenues and/or net profits. Individual performance objectives are oriented to long-term objectives of the Company, with stated goals and activities to achieve those objectives specified for each individual.

Long-Term Equity Incentive Plan. The 2001 Equity Incentive Plan is designed to encourage and create ownership of Common Stock by key executives, thereby promoting a close identity of interests between the Company's management and its shareholders. The 2001 Equity Incentive Plan is also designed to motivate and reward executives for long-term strategic management and the enhancement of shareholder value. The Compensation Committee has determined that stock option grants to the Company's associates, including key executive officers, are consistent with the Company's best interest and the Company's overall compensation program.

Stock options are granted with an exercise price equal to the market value of the Common Stock on the date of grant. Vesting schedules are designed to encourage the creation of shareholder value over the long-term since the full benefit of the compensation package cannot be realized unless stock price appreciation occurs over a number of years and the executive remains in the Company's employ.

The Compensation Committee has granted stock options to key executive officers. See above under "--Stock Options."

Chief Executive Officer Compensation. During 2003, the Company's Chief Executive Officer, Michael D. Hays, was paid a salary of $161,150, was awarded $29,094 of cash incentives and was granted 38,182 stock options as part of the long-term equity incentive plan. In evaluating Mr. Hays' performance during 2003, the Compensation Committee considered the Company's overall financial performance and the achievement of long-term objectives of the Company.

Section 162 (m) Limitation. The Company anticipates that all 2004 compensation to executives will be fully deductible under Section 162(m) of the Internal Revenue Code. Therefore, the Company determined that a policy with respect to qualifying compensation paid to executive officers for deductibility is not necessary.

NATIONAL RESEARCH CORPORATION
COMPENSATION COMMITTEE

JoAnn M. Martin, Chairperson
John N. Nunnelly
Paul C. Schorr III

PERFORMANCE INFORMATION

The following graph compares on a cumulative basis changes since December 31, 1998 in (a) the total shareholder return on the Common Stock with (b) the total return on the Nasdaq Stock Market (U.S.) Index and (c) the total return on the Russell 2000 Index. Such changes have been measured by dividing (a) the sum of (i) the amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the price per share at the end of and the beginning of the measurement period, by (b) the price per share at the beginning of the measurement period. The graph assumes $100 was invested on December 31, 1998 in Common Stock, the Nasdaq Stock Market (U.S.) Index and the Russell 2000 Index.

The Russell 2000 Index is an index of companies with market capitalizations similar to the Company. The Company has selected this index because, at this time, the Company does not believe it can reasonably identify a peer group for comparison. The Company believes that an index of companies with similar market capitalizations provides a reasonable basis for comparing total shareholder returns.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG NATIONAL RESEARCH CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE RUSSELL 2000 INDEX
DOLLARS
400
350
300
250
200
150
100
50
0
12/98
12/99
12/00
12/01
12/02
12/03
NATIONAL RESEARCH CORPORATION
NASDAQ STOCK MARKET (U.S.)
RUSSELL 2000

* $100 invested on 12/31/98 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
NATIONAL RESEARCH CORPORATION	$100.00	$84.21	$84.21	$131.79	$198.48	$339.16
NASDAQ STOCK MARKET (U.S.) INDEX	100.00	186.20	126.78	96.96	68.65	108.18
RUSSELL 2000 INDEX	100.00	121.26	117.59	120.52	95.83	141.11

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file reports concerning their ownership of Company equity securities with the Securities and Exchange Commission and the Company. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that, during the fiscal year ended December 31, 2003, all of its directors and executive officers complied with the Section 16(a) filing requirements, except that each of the non-employee directors did not file timely Form 4s that were due May 5, 2003; and each of the executive officers did not file timely Form 4s that were due June 30, 2003.

MISCELLANEOUS

Independent Auditors

KPMG LLP acted as the independent auditors for the Company in 2003 and it is anticipated that such firm will be similarly appointed to act in 2004. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of the Company's independent auditors. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

The fees to KPMG LLP for the fiscal years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Audit Fees[1]	$ 70,300	$ 68,475
Audit-Related Fees[2]	15,965	2,550
Tax Fees[3]	19,433	16,930
All Other Fees	--	--
Total	$ 105,698	$ 87,955

(1) Audit of annual financial statements and review of financial statements included in Forms 10-Q.

(2) Due diligence and accounting consultations.

(3) Tax consultations and tax return preparation including out-of-pocket expenses.

Shareholder Proposals

Proposals that shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2005 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on December 4, 2004. In addition, a shareholder who otherwise intends to present business at the 2005 annual meeting (including nominating persons for election as directors) must comply with the requirements set forth in the Company's By-Laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-Laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Under the By-Laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (*i.e.*, proposals shareholders intend to present at the 2005 annual meeting but do not intend to include in the Company's proxy statement for such meeting) prior to

February 14, 2005, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2005 annual meeting. If the Board chooses to present such proposal at the 2005 annual meeting, then the persons named in proxies solicited by the Board for the 2005 annual meeting may exercise discretionary voting power with respect to such proposal.

Other Matters

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify the Company of their requests by calling or writing Patrick E. Beans, Secretary, National Research Corporation, 1245 Q Street, Lincoln, Nebraska 68508.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

April 2, 2004

Appendix A

NATIONAL RESEARCH CORPORATION

CHARTER OF THE AUDIT COMMITTEE

I. PURPOSE

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Company's independent accountants.
- Provide an open avenue of communication among the independent accountants, financial and senior management, and the Board.
- Prepare the report of the Audit Committee required by the Securities and Exchange Commission ("SEC") to be included in the Company's proxy statement for its annual meeting of shareholders.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Sections IV through VII of this Charter.

II. COMPOSITION

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall meet the independence and experience requirements of the Nasdaq Stock Market, Inc. ("Nasdaq"), Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC. All members of the Committee shall be able to read and understand fundamental financial statements, and at least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of Nasdaq.

The members of the Committee shall be elected by the Board at the annual meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

III. MEETINGS

The Committee shall meet at least as frequently as circumstances dictate and shall periodically meet in executive session without management. Any member of the Committee may call meetings of the Committee.

As part of its job to foster open communication, the Committee should meet periodically with management and the independent accountants in separate sessions, if requested, to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Committee may request any officer or employee of the Company, the Company's or the Committee's outside counsel or independent accountants, or other consultants and advisors to attend a meeting of the Committee or to meet with any members of the Committee.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1. Review and, if appropriate, update this Charter at least annually and as conditions dictate and cause this Charter to be published in the Company's proxy statement in accordance with SEC rules.

2. Review and discuss with management and the Company's independent accountants the Company's annual audited financial statements and the independent accountants' report thereon, including disclosures made in management's discussion and analysis, contained in the Company's Form 10-K and annual report to shareholders prior to the filing or distribution thereof. As part of the review process, the Committee will recommend to the Board whether the annual audited financial statements should be included in the Company's Annual Report on Form 10-K.

3. Review and, if necessary, discuss with management and the independent accountants the Company's quarterly and annual earnings press releases, prior to their release; provided that the Committee members may perform these tasks individually and the Committee may delegate this responsibility to one or more members of the Committee.

4. Review and discuss with management and the independent accountants the Company's Quarterly Reports on Form 10-Q, prior to their filing, including disclosures made in management's discussion and analysis, as well as the results of the independent accountants' review of the quarterly financial statements.

5. In consultation with the management and the independent accountants consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures, including the Company's risk assessment and risk management policies. Review significant findings prepared by the independent accountants together with management's responses.

6. Discuss with management and the independent accountants significant financial reporting issues and judgments made in connection with the preparation of the Company's

financial statements and any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of significant internal control deficiencies.

Independent Accountants

7. Possess and exercise full authority and direct responsibility for the appointment, compensation, terms of engagement, including retention and termination, and oversight of the work of the Company's independent accountants (including resolution of disagreements between management and the independent accountants regarding financial reporting) for the purpose of preparing or issuing an audit report. The independent accountants shall report directly to the Committee.

8. Preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent accountants, subject to the de minimis exception for non-audit services allowed by law which are approved by the Committee prior to the completion of the audit. The Chair or the Chair's designee on the Committee may grant preapprovals of audit and permitted non-audit services, provided that such preapprovals shall be presented to the full Committee at its next scheduled meeting.

9. On an annual basis, obtain from the independent accountants a formal written statement delineating all relationships between the independent accountants and the Company, consistent with Independence Standards Board Standard No. 1. The Committee shall review and discuss the contents of the written statement and other independence matters, including partner rotation, with the independent accountants and assess their independence.

10. Set clear policies for the hiring by the Company of employees or former employees of the independent accountants who participated in any capacity in the audit of the Company.

11. Review with the independent accountants the audit scope and plan of the independent accountants.

Financial Reporting Processes

12. In consultation with the independent accountants, review the integrity of the Company's financial reporting processes.

13. Consider the independent accountants' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

14. Consider and approve, if appropriate, significant changes to the Company's auditing and accounting principles and practices as suggested by the independent accountants and management.

V. CONTINUOUS ACTIVITIES - GENERAL

1. Provide an open avenue of communication between the independent accountants and the Board.

2. Inquire of management and the independent accountants about significant risks and exposures and assess the steps management has taken to minimize such risks and exposures.

3. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

4. Approve all related party transactions to the extent required by the rules of Nasdaq.

5. Oversee the interpretation and enforcement of the Code of Business Conduct and Ethics.

VI. CONTINUOUS ACTIVITIES - REPORTING SPECIFIC POLICIES

1. Advise financial management and the independent accountants they are expected to provide a timely analysis of significant current financial reporting issues and practices.

2. The Committee shall receive and review reports from the independent accountants regarding:

   a. All critical accounting policies and practices to be used in the audit;

   b. All alternative treatments of financial information within Generally Accepted Accounting Principles that have been discussed with management of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accountants;

   c. Other material written communications between the independent accountants and management of the Company, such as any management letter or schedule of unadjusted differences.

3. The Committee shall review disclosures made to the Committee by the Company's chief executive officer and chief financial officer, or equivalent, during their certification process for the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

4. The Committee shall report regularly to the Board (a) following meetings of the Committee, (b) with respect to such other matters as are relevant to the Committee's discharge of its responsibilities and (c) with respect to such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Committee's Chair or any other member of the Committee designated by the Committee to make such report.

5. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

VII. SCHEDULED ACTIVITIES

1. Review with management and the independent accountants the results of annual audits and related comments deemed appropriate including:

   a. Any significant changes required in the independent accountants' audit plans.

   b. Any difficulties or disputes with management encountered during the course of the audit.

   c. Other matters related to the conduct of the audit which are to be communicated to the Committee under Statement on Auditing Standards No. 1 or otherwise under Generally Accepted Auditing Standards.

2. Prepare and approve an annual report of the Committee to be included in the Company's proxy statement for its annual meeting of shareholders.

VIII. OUTSIDE ADVISORS AND FUNDING

1. The Committee shall have the authority to retain additional legal, accounting or other advisers, as it deems necessary to advise the Committee.

2. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent accountants for the purpose of rendering or issuing an audit report and to any advisers employed by the Committee.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-29466

National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	47-0634000
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1245 Q Street Lincoln, Nebraska	68508
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant at June 30, 2003: $25,890,726.04.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock, $.001 par value, outstanding as of March 5, 2004: 7,258,286 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2004 Annual Meeting of Shareholders are incorporated by reference into Part III.

PART I

Item 1. Business

General

National Research Corporation ("NRC" or the "Company") believes it is a leading provider of ongoing survey-based performance measurement, analysis, tracking and improvement services to the healthcare industry. The Company believes it has achieved this leadership position based on 23 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing needs of healthcare providers and payers to measure the care outcomes, specifically experience and health status, of their patients and/or members. NRC has been at the forefront of the industry in developing tools that enable healthcare organizations to obtain performance measurement information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, experience, member retention and profitability.

Since its founding 23 years ago as a Nebraska corporation (the Company reincorporated in Wisconsin in September 1997), NRC has focused on the information needs of the healthcare industry. The Company's primary types of information services are renewable performance tracking services, custom research, educational services and a renewable syndicated service.

One of the Company's growth strategies has been to expand its client base by pursuing strategic opportunities to acquire other healthcare performance information providers. In May 2001, the Company acquired the Picker Institute's healthcare survey business. The Picker Institute's family of patient and employee surveys is highly regarded in the field of healthcare quality assessment and improvement. In March 2003, the Company acquired Smaller World Communications Inc., a Toronto, Ontario, Canada based provider of survey-based performance measurement, analysis and evaluation to the healthcare industry in Canada.

While performance data has always been of interest to healthcare providers and payers, such information has become increasingly important to these entities as a result of regulatory, industry and competitive requirements. In recent years, the healthcare industry has been under significant pressure from consumers, employers and the government to reduce costs. However, the same parties that demanded cost reductions are now concerned that healthcare service quality is being compromised under managed care. This concern has created a demand for consistent, objective performance information by which healthcare providers and payers can be measured and compared and on which physicians' compensation can, in part, be based.

The NRC Solution

The Company addresses healthcare organizations' growing need to track their performance at the enterprise-wide, departmental and physician/caregiver levels. The Company has been at the forefront of the industry in developing tools that enable its clients to collect, in an unobtrusive manner, a substantial amount of comparative performance information in order to analyze and improve their practices to maximize new member and/or patient attraction, experience, member retention and profitability. NRC's performance assessments offer the tangible measurement of health service quality currently demanded by consumers, employers, industry accreditation organizations and lawmakers.

The Company's innovative solutions respond to managed care's redefined relationships among consumers, employers, payers and providers. While many vendors exclusively use static, mass produced questionnaires, NRC also utilizes a dynamic data collection process to create a personalized questionnaire which evaluates service issues specific to each respondent's specific healthcare experience. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company assesses core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and to all service points of a healthcare system (inpatient, emergency room, outpatient, home health, rehabilitation, long-term care, hospice, dental, etc.).

NRC offers renewable performance tracking and improvement services ("Performance Tracking Services"), custom research, educational services and a renewable syndicated service. The Company has renewable performance tracking tools for gathering and analyzing data from survey respondents along with the improvement tool, eToolKit, to help clients not only measure performance but know where to focus with ideas and solutions for making improvements. The Company has the capacity to measure performance beyond the enterprise-wide level. It has the ability and experience to determine key performance indicators at the department and individual physician/caregiver measurement levels, where the Company's services can best guide the efforts of its clients to improve quality and enhance their market position. The educational services of the Picker Symposium Educational Products provide a way of bridging the gap between measurement and improvement. Additional offerings include functional disease-specific and health status measurement tools. The syndicated NRC Healthcare Market Guide® ("Market Guide"), a stand-alone market information and competitive intelligence source as well as a comparative performance database, allows the Company's clients to assess their performance relative to the industry, to access best practice examples and to utilize competitive information for marketing purposes.

Growth Strategy

The Company believes that it can continue to grow through: (i) expanding the depth and breadth of its current clients' Performance Tracking Services programs, since healthcare organizations are increasingly interested in gathering performance information at deeper levels of their organizations and from more of their constituencies, (ii) increasing the cross-selling of its complementary services, including improvement and educational tools, (iii) adding new clients through penetrating the sizeable portion of the healthcare industry which is not yet conducting performance assessments beyond the enterprise-wide level or is not yet outsourcing this function and (iv) pursuing acquisitions of, or investments in, firms providing products, services or technologies which complement those of the Company.

Information Services

The Qualisys System ("Qualisys") is NRC's state-of-the-art data collection process which provides ongoing, renewable performance tracking and is the platform of the Company's on-line tools. This performance tracking program efficiently coordinates and centralizes an organization's satisfaction monitoring, thereby establishing a uniform methodology and survey instrument needed to obtain valid performance information and improve quality. Using the industry method of mail and/or telephone-based data collection, this assessment process monitors the patient's or stakeholder's experience across healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and service settings (inpatient, emergency room, outpatient, etc.). Rather than be limited to only static, mass produced questionnaires which provide limited flexibility and performance insights, NRC's proprietary software generates individualized questionnaires, including personalization such as patient name, treating caregiver name, encounter date and, in some cases, the services received. This personalization enhances the response rates and the relevance of performance data. Flexible and responsive to healthcare organizations changing information needs, NRC creates personalized questionnaires which evaluate service issues specific to each respondent's healthcare experience and include questions which address core service factors throughout a healthcare organization.

Unlike most of its competitors, the Company gathers data through one efficient questionnaire, the contents of which are selected from the Company's library of questions after a client's needs are determined, as opposed to multiple questionnaires which are often sent to the same respondents. As a result, the Company's renewable performance tracking programs and data collection processes (i) realize higher response rates, obtain data more efficiently, and thereby provide healthcare organizations with more feedback, (ii) eliminate over surveying (where one respondent receives multiple surveys) and (iii) allow healthcare organizations to adapt questionnaire content to address management objectives and to assess quality improvement programs or other timely marketplace issues.

Recognizing that performance programs must do more than just measure the experiences, they must measure and improve. The Company offers proven solutions to effectively measure and improve the most important aspects of the patient's experience. By combining the advance measurement and improvement technology of Qualisys with the philosophy and family of surveys of the Picker Institute, eToolKit allows clients to actually act on their research results and attain improvement in the care delivery process. The Company has developed online improvement tools including a one-page reporting format called Action Plan which provides a basis on which improvements can be made. NRC Action Plans show healthcare organizations which service factors their customer groups value, which have the greatest impact on satisfaction levels and how their performance in relationship to these key indicators changes over time. The Company has also developed online access to performance results, which the Company believes provides NRC's clients the fastest and easiest way to access measurement results. eReports, NRC's exclusive web-based electronic delivery system, provides clients the ability to review results and reports online, independently analyze data, query data sets, customize some reports and distribute reports electronically.

The Company has developed the Picker Symposium Educational Products as a way of bridging the gap between measurement and improvement of patient-centered care. These products consist of the Picker Institute International Symposium, the Picker Symposium Learning Network ("PSLN") and eLearning. The Symposium is an annual event which is dedicated to the improvement of the patient experience. PSLN is a membership-based product that enables members to participate in calls with industry experts, have access to experts, participate in monthly presentations and receive monthly newsletters, all of which focus on topics of improvement of the patient experience. eLearning is an interactive online educational product which is used by the providers to understand the dimensions of patient-centered care.

The Market Guide serves as a stand-alone market information and competitive intelligence source, as well as a comparative performance database. Conducted by NRC annually, the Market Guide is the largest consumer-based assessment of hospitals, health plans and physician medical care in the healthcare industry representing the views of one in every 600 households across nearly every county in the continental United States. The Market Guide provides name-specific performance information on 3,000 hospitals and 800 health plans nationwide. More than 250 data items relevant to healthcare payers, providers and purchasers are reported in the Market Guide, including hospital quality and image ratings, product line preferences, hospital selection factors, health plan market share, household preventative health behaviors, presence of chronic conditions, and contemporary issues such as alternative medicine usage and healthcare Internet utilization. Clients can purchase customized versions specific to their local service areas, with the ability to benchmark performance results to over 150 metro areas, 48 states or nationally. The Market Guide is delivered to clients via NRC's exclusive web-based electronic delivery system, which features easy to use graphs, charts and various report formats for multiple users within the client's organization. Other features of the web-based system include national name search, which allows a healthcare organization with a national or regional presence to simultaneously compare the performance of all its sites and pinpoint where strengths and weaknesses exist. Clients who have renewed for multiple years of the study may utilize the system's trending capability, which details how the performance of the healthcare organization changes over time. The proprietary Market Guide data results are also used to produce reports which are customized to meet the specific information needs of existing clients, as well as new health care markets beyond the Company's traditional client base.

Clients

The Company's ten largest clients accounted for 45%, 51% and 50% of the Company's total revenues in 2003, 2002 and 2001, respectively. The U.S. Department of Veterans Affairs accounted for 14.6%, 18.2% and 0% of total revenues in 2003, 2002 and 2001, respectively.

Sales and Marketing

The Company has generated the majority of its revenues from client renewals, supplemented by its internal marketing efforts and a direct sales force. Sales associates now direct NRC's sales efforts from Nebraska, Alabama and Virginia in the United States and from Toronto and Montreal in Canada. As compared to the typical industry practice of compensating sales people with relatively high base pay and a relatively small sales commission, NRC compensates its sales associates with relatively low base pay and a relatively high per sale commission. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top quality sales associates.

Numerous marketing efforts support the direct sales force's new business generation and project renewal initiatives. NRC conducts an annual direct marketing campaign around scheduled trade shows, including leading industry conferences. NRC uses this lead generation mechanism to track the effectiveness of marketing efforts and add generated leads to its database of current and potential client contacts. Finally, the Company's public relations program includes (i) an ongoing presence in leading industry trade press and in the mainstream press; (ii) public speaking at strategic industry conferences; (iii) fostering relationships with key industry constituencies; and (iv) an annual Consumer Choice award program recognizing top-ranking hospitals in approximately 130 markets.

The Company's integrated marketing activities facilitate its ongoing receipt of project requests-for-proposals as well as direct sales force initiated prospect contact. The sales process typically spans a 120-day period encompassing the identification of a healthcare organization's information needs, the education of prospects on NRC solutions (via proposals and in-person sales presentations) and the closing of the sale. The Company's sales cycle varies depending on the particular service being marketed and the size of the potential project.

Competition

The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with (i) traditional market research firms which are significant providers of survey-based, general market research and (ii) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare market research that competes directly with the Company's services, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market, which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, service uniqueness, credibility of provider, industry experience and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic questionnaire, syndicated products, comparative performance database and relationships with leading healthcare payers and providers position the Company to compete in this market.

Intellectual Property and Other Proprietary Rights

The Company's success depends in part upon its data collection processes, research methods, data analysis techniques and internal systems and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents; consequently, it relies on a combination of copyright, trademark and trade secret laws and employee nondisclosure agreements to protect its systems and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims.

Associates

As of December 31, 2003, the Company employed a total of 127 persons on a full-time basis. In addition, as of such date, the Company had 70 part-time associates primarily in its survey operations, representing approximately 54 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining agreement. The Company considers its relationship with its associates to be good.

Executive Officers of the Registrant

The following table sets forth certain information, as of March 1, 2004, regarding the executive officers of the Company:

Name	Age	Positions
Michael D. Hays	49	President, Chief Executive Officer and Director
Jona S. Raasch	45	Vice President and Chief Operations Officer
Joseph W. Carmichael	40	Senior Vice President
Patrick E. Beans	46	Vice President, Treasurer, Chief Financial Officer, Secretary and Director

Michael D. Hays has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Jona S. Raasch has served as Vice President and Chief Operations Officer since September 1988. Prior to joining the Company, Ms. Raasch held various positions with A.C. Nielsen Corporation.

Joseph W. Carmichael has served as Senior Vice President since May 2002. Prior to May 2002, Mr. Carmichael held various positions with the Company since April 1983, most recently as Vice President, Research and Technology, from December 1997 to May 2002.

Patrick E. Beans has served as Vice President, Treasurer, Chief Financial Officer and Secretary and as a director since 1997 and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Executive officers of the Company are elected by, and serve at the discretion of, the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Item 2. Properties

The Company's headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet is used for the Company's operations. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution; data processing, analysis and report generation; marketing; and corporate administration. The Company's Canadian office is located in a rented 2,600 square foot office building in Markham, Ontario.

Item 3. Legal Proceedings

The Company is not subject to any material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the Company's 2003 fiscal year.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock, $.001 par value ("Common Stock"), is traded on the Nasdaq National Market under the symbol "NRCI." The following table sets forth the range of high and low sales prices for the Common Stock for the period from January 1, 2002 through December 31, 2003:

	High	Low
First quarter ended March 31, 2002	$13.42	$4.25
Second quarter ended June 30, 2002	$8.00	$6.75
Third quarter ended September 30, 2002	$7.70	$5.75
Fourth quarter ended December 31, 2002	$9.45	$6.01
First quarter ended March 31, 2003	$13.00	$7.93
Second quarter ended June 30, 2003	$12.95	$8.25
Third quarter ended September 30, 2003	$14.39	$10.65
Fourth quarter ended December 31, 2003	$16.41	$13.25

On March 15, 2004, there were approximately 32 shareholders of record and approximately 500 beneficial owners of the Common Stock.

The Company does not intend to pay any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain all of its future earnings for use in the expansion and operation of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board of Directors.

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2003, 2002 and 2001 and the balance sheet data at December 31, 2003 and 2002 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 2000 and 1999 and the balance sheet data at December 31, 2001, 2000 and 1999 are derived from audited financial statements not included herein.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Statement of Income Data:					
Revenues	$ 26,922	$ 22,387	$ 17,674	$ 18,316	$ 18,184
Operating expenses:					
Direct expenses	12,029	9,556	8,059	9,120	11,133
Selling, general and administrative	5,987	4,737	4,985	4,602	4,177
Depreciation and amortization (1)	1,941	1,675	1,917	1,269	817
Cost of closing duplicate facilities and severance charges	--	--	--	--	364
Total operating expenses	19,957	15,968	14,961	14,991	16,491
Operating income	6,965	6,419	2,713	3,325	1,693
Other income (expenses)	(49)	(258)	(89)	531	530
Income before income taxes	6,916	6,161	2,624	3,856	2,223
Provision for income taxes	2,532	2,311	954	1,139	748
Net income	$ 4,384	$ 3,850	$ 1,670	$ 2,717	$ 1,475
Net income per share – basic and diluted	$ 0.60	$ 0.54	$ 0.24	$ 0.39	$ 0.21
Weighted average shares outstanding – basic	7,259	7,163	7,053	7,019	7,054
Weighted average shares outstanding – diluted	7,326	7,193	7,089	7,025	7,056

	December 31,				
	2003	2002	2001	2000	1999
	(In thousands)				
Balance Sheet Data:					
Working capital	$ 16,817	$ 12,919	$ 7,260	$ 8,342	$ 5,246
Total assets	45,673	38,832	33,772	31,637	29,256
Total debt, including current portion	5,044	5,176	5,302	5,430	3,619
Total shareholders' equity	32,424	28,018	23,353	21,382	18,566

(1) On January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* and ceased amortizing goodwill and other non-amortizable intangible assets. If the Company had not amortized goodwill and other non-amortizable intangible assets during the three years ended December 31, 2001, net income would have been $2.00 million in 2001, $2.89 million in 2000 and $1.66 million in 1999.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

Certain matters discussed below in this Annual Report on Form 10-K are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forwarding-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the Company's reliance on a limited number of key clients for a substantial portion of its revenues, the Company's dependence on performance tracking contract renewals, fluctuations in the Company's operating results related to the Market Guide, increased competition, changes in conditions affecting the healthcare industry, the Company's ability to manage its growth and to successfully integrate any possible future acquisitions and the Company's ability to provide timely and accurate performance tracking and market research to its clients. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Overview

The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis, tracking and improvement services to the healthcare industry. Since 1981, the Company has provided these services using traditional market research methodologies, such as direct mail, telephone-based surveys, focus groups and in-person interviews. Since 2002, the current primary data collection methodology used is direct mail, but the Company still uses other methodologies for certain types of studies. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically experience and health status of their patients and/or members. NRC has been at the forefront of the industry in developing tools that enable healthcare organizations to obtain performance measurement information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, experience, member retention and profitability. The Company believes that a driver of its growth and its industry in general, will be in the increase in demand for performance measurement and improvement products as a result of more public reporting programs. The Company's primary types of information services are Performance Tracking Services, custom research, educational services and its Market Guide.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of these areas involving difficult or complex judgments made by management with respect to the preparation of the Company's consolidated financial statements for fiscal year 2003 include:

- Revenue recognition;
- Valuation of long-lived assets; and

- Valuation of goodwill and identifiable intangible assets.

Revenue Recognition

The Company's Performance Tracking Services are performance tracking and improvement tools for gathering and analyzing data from survey respondents. Such services are provided pursuant to contracts which are generally renewable annually and that provide for a customer specific study which is conducted via a series of surveys and delivered via a series of updates or reports, the timing and frequency of which vary by contract (such as monthly or weekly). These contracts are generally cancelable on short or no notice without penalty and, since progress on these contracts can be tracked and regular updates and reports are made, clients are entitled to any work-in-process but are obligated to pay for all services performed through cancellation. Typically, these contracts are fixed fee arrangements and a portion of the project fee is billed in advance, and the remainder is billed periodically over the duration of the project. The Company conducts custom research which measures and monitors market issues specific to individual healthcare organizations. The majority of the Company's custom research is performed under contracts which provide for advance billing of 65% of the total project fee with the remainder due upon delivery. Revenues and direct expenses for the Company's Performance Tracking Services are recognized on a percentage of completion basis. Revenues and direct expenses for the PSLN and custom research services are also recognized on a percentage of completion basis.

Significant management judgments and estimates must be made and used in connection with revenue recognized using the percentage of completion accounting method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue. The underlying assumptions and judgments that are the most critical to this policy include the estimated progress to date and the estimated costs required to complete the work required under individual customer contracts. The Company uses cost-to-cost methodology, which effectively is based on output measures, in applying the percentage of completion method of accounting. Consequently, the accuracy of estimates may be most sensitive to the Company's ability to efficiently utilize its human resources and the availability and cost of human resources. The Company's estimates are also sensitive, to a lesser degree, to the costs of postage, telephone and related communications and information technology.

The Company's Market Guide serves as a stand-alone market information and competitive intelligence source as well as a comparative performance database. Published by NRC annually, this survey is a comprehensive consumer-based healthcare assessment. The Market Guide is generally provided pursuant to contracts which have durations of four to six months and that provide for the receipt of survey results that are customized to meet an individual client's specific information needs. Typically, these contracts are not cancelable by clients, clients receive no rights in the comprehensive healthcare database which results from this survey, other than the right to use the customized reports purchased pursuant thereto, and amounts due for the Market Guide are billed prior to or at delivery. The Company recognizes revenue when the Market Guide is delivered to customers pursuant to their contracts, typically in the third quarter of the year. Substantially all of the related costs are deferred and subsequently charged to direct expenses contemporaneously with the recognition of the revenue. The Company generally has some incidental sales of the Market Guide subsequent to completion of each edition. Revenues and marginal expenses related to such incidental sales are recognized upon delivery. The profit margin earned on such revenues is generally higher than that earned on revenues realized from customers under contract at the time of delivery. As a result, the Company's margins vary throughout the year. The Company's revenue recognition policy for the Market Guide is not sensitive to significant estimates and judgments.

Valuation of Long-Lived Assets

Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses the recoverability of its long-lived assets based on estimated undiscounted future operating cash flows. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and as a result they may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Valuation of Intangible Assets

Intangible assets include customer relationships, a trade name and goodwill. Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. As a result of the adoption of this standard, the Company stopped amortizing goodwill effective January 1, 2002, and did not record any goodwill amortization expense in the Consolidated Statements of Income for the years ended December 31, 2003 and 2002.

All of the Company's goodwill is allocated to one reporting unit, the healthcare survey business. As of December 31, 2003, the Company has net goodwill of $8.0 million. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company evaluates the estimated fair value of the Company's goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting unit having goodwill is greater than the estimated fair value, impairment charges will be recorded. The Company's analysis has not resulted in the recognition of an impairment loss on goodwill in 2003 or 2002.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's financial statements, expressed as a percentage of total revenues and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's consolidated financial statements.

	Percentage of Total Revenues Year Ended December 31,			Percentage Increase (Decrease)	
	2003	2002	2001	2003 over 2002	2002 over 2001
Revenues	100.0%	100.0%	100.0%	20.3%	26.7%
Operating expenses:					
Direct expenses	44.7	42.7	45.6	25.9	18.6
Selling, general and administrative	22.2	21.1	28.2	26.4	(5.0)
Depreciation and amortization (1)	7.2	7.5	10.8	15.9	(12.6)
Total operating expenses	74.1	71.3	84.6	25.0	6.7
Operating income	25.9%	28.7%	15.4%	8.5%	136.6%

(1) On January 1, 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, and ceased amortizing goodwill.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total revenues. Total revenues increased 20.3% in 2003 to $26.9 million from $22.4 million in 2002. The increase was primarily due to the addition of new clients, including a number of annual contracts signed over the last twelve months, the Company's expansion into Canada and, to a lesser extent, an increase in scope of work from existing clients.

Direct expenses. Direct expenses increased 25.9% to $12.0 million in 2003 from $9.6 million in 2002. The increase in direct expenses in 2003 was due primarily to the incremental costs of servicing additional clients. The increases were in labor and payroll expenses of $1.3 million, in printing and postage expense of $580,000, in fieldwork and fees expenses of $515,000, and travel of $143,000. These increases were partially offset by a decrease in computer expenses of $113,000. Direct expenses increased as a percentage of total revenues to 44.7% in 2003 from 42.7% during 2002 primarily due to the mix of services provided during the year. In 2004, direct expenses as a percentage of total revenues are expected to remain at levels similar to 2003.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 26.4% to $6.0 million in 2003 from $4.7 million in 2002. The net increase was primarily due to increases in salary and benefit expenses of $733,000, marketing expenses of $391,000, contract services of $124,000, bad debt expense of $102,000, rent and utilities of $121,000 and office expenses of $57,000. These increases were partially offset by decreases in legal and accounting expenses of $293,000. Selling, general and administrative expenses increased as a percentage of total revenues to 22.2% in 2003 from 21.1% in 2002. In 2004, selling, general and administrative expenses as a percentage of total revenues are expected to remain at levels similar to 2003.

Depreciation and amortization. Depreciation and amortization expenses increased 15.9% to $1.9 million in 2003 from $1.7 million in 2002. The increase is primarily due to the additional depreciation of software, computer equipment and production equipment. Depreciation and amortization expenses decreased as a percentage of total revenues to 7.2% in 2003 from 7.5% in 2002. Depreciation and amortization expenses as a percent of total revenues are expected to decrease slightly in 2004 as compared to 2003.

Provision for income taxes. The provision for income taxes totaled $2.5 million (36.6% effective tax rate) for 2003 compared to $2.3 million (37.5% effective tax rate) for 2002. The effective tax rate is lower in 2003 due to differences in state income taxes.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Total revenues. Total revenues increased 26.7% in 2002 to $22.4 million from $17.7 million in 2001. The increase was primarily due to the addition of new clients, including a major contract signed in January 2002 with the U.S. Department of Veteran Affairs.

Direct expenses. Direct expenses increased 18.6% to $9.6 million in 2002 from $8.1 million in 2001. The increase in direct expenses in 2002 was due primarily to increases in printing and postage expense of $1.3 million, fieldwork expenses of $374,000, miscellaneous other costs and travel of $81,000, computer equipment expenses of $74,000, and rent and maintenance costs of $27,000. These increases were partially offset by decreases in labor and payroll expenses of $320,000 and telephone expenses of $41,000. Direct expenses decreased as a percentage of total revenues to 42.7% in 2002 from 45.6% during 2001 primarily due to the use of the new software for creating and processing surveys.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 5.0% to $4.7 million in 2002 from $5.0 million in 2001. This was primarily due to decreases in legal and consulting fees of $627,000 (incurred primarily in connection with the legal proceeding discussed in Item 3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001), office expenses of $63,000 and taxes (other than income taxes) of $11,000. These decreases were partially offset by increases in salary and benefit expenses of $235,000, marketing expenses of $165,000 and contract services of $66,000. Selling, general and administrative expenses decreased as a percentage of total revenues to 21.1% in 2002 from 28.2% in 2001 mainly due to the reduction in legal fees.

Depreciation and amortization. Depreciation and amortization expenses decreased 12.6% to $1.7 million in 2002 from $1.9 million in 2001. The decrease is primarily due to the adoption of SFAS No. 142 on January 1, 2002. In connection with the adoption of SFAS No. 142, the Company ceased amortizing goodwill and certain other intangible assets. The year 2001 included $500,000 for amortization of certain intangible assets no longer subject to amortization. The decrease in amortization was partially offset by additional depreciation in 2002 of software, computer equipment and production equipment. Depreciation and amortization expenses decreased as a percentage of total revenues to 7.5% in 2002 from 10.8% in 2001.

Provision for income taxes. The provision for income taxes totaled $2.3 million (37.5% effective tax rate) for 2002 compared to $1.0 million (36.4% effective tax rate) for 2001. The effective tax rate was lower in 2001 due to differences in state income taxes.

Liquidity and Capital Resources

The Company's principal source of funds in recent years has been cash flow from its operations. The Company's cash flow has been sufficient to provide funds for working capital and capital expenditures.

As of December 31, 2003, the Company had cash and cash equivalents of $3.4 million and working capital of $16.8 million.

During 2003, the Company generated $8.3 million of net cash from operating activities as compared to $4.3 million and $3.1 million of net cash generated during 2002 and 2001, respectively. The increase in operating cash flow in 2003 was due, in part, to greater net income, an increase in billings in excess of revenues earned and a decrease in unbilled revenue. These increases were partially offset by increases in trade accounts receivables and prepaid expenses.

Net cash used in investing activities was $5.5 million for 2003, $4.8 million for 2002 and $5.4 million for 2001. The 2003 net cash used in investing activities was primarily comprised of the investment of $1.7 million in furniture, computer equipment, software and production equipment to support the expansion of the Company's business, $1 million to acquire the net assets of Smaller World Communications Inc. and an increase of the net purchases of securities available-for-sale over the proceeds from the maturities of securities of $2.9 million. The 2002 net cash used in investing activities was primarily comprised of $1.5 million of investments in furniture, computer equipment, software and production equipment and an increase of the net purchases of securities available-for-sale over the proceeds from the maturities of securities of $3.3 million. The cash used in investing activities in 2001 was primarily comprised of the $3.8 million acquisition of the Picker Institute's healthcare survey business and an investment of $1.5 million for the renovation of the Company's new building and the purchase of furniture, computer equipment and software. The Company's investments available-for-sale consist principally of United States government securities with maturities of three years or less.

Net cash used in financing activities was $205,000 for 2003 compared to net cash provided by financing activities of $473,000 for 2002 and $133,000 in 2001. The 2003 cash used in financing activities was primarily due to $273,000 used for the purchase of treasury stock. The 2002 and 2001 cash provided was primarily from the $692,000 and $261,000, respectively, of proceeds from issuance of common stock through the exercise of stock options.

The Company has budgeted approximately $1,000,000 for additional expenditures in 2004 to be funded through cash generated from operations. The Company expects that the additional capital expenditures during 2004 will be primarily for computer hardware and software, production equipment and furniture.

The Company typically bills clients for Performance Tracking Services and custom research projects before they have been completed. Billed amounts are recorded as billings in excess of revenues earned, or deferred revenue, on the Company's consolidated financial statements and are recognized as income when earned. As of December 31, 2003 and 2002, the Company had $4.4 million and $3.3 million of deferred revenues, respectively. In addition, when work is performed in advance of billing, the Company records this work as revenues earned in excess of billings, or unbilled revenue. At December 31, 2003 and 2002, the Company had $1.0 million and $1.9 million of unbilled revenues, respectively. Substantially all deferred and unbilled revenues will be earned and billed, respectively, within 12 months of the respective period ends.

As of December 31, 2003, the Company had obligations to make cash payments in the following amounts in the future:

Contractual Obligations	Total Payments	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long Term Debt	$5,043,564	$142,135	$324,995	$382,87	$4,193,558
Other Long Term Liabilities (see below)	--	--	--	.	--
Operating Leases	537,257	231,886	271,088	34,28	--
Total	$5,580,821	$374,021	$596,083	$417,15	$4,193,558

The Company generally does not make unconditional, non-cancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

The purchase price for Smaller World Communications Inc. includes two additional scheduled payments of additional purchase price in 2006 and 2008. The minimum aggregate payments will be $407,000 and the maximum aggregate payments could be $1,171,000, based upon certain revenue goals.

Off-Balance Sheet Obligations

The Company has no significant off-balance sheet obligations other than the operating lease commitments disclosed in "—Liquidity and Capital Resources."

Stock Repurchase Program

In April 1999, the Board of Directors of the Company authorized the repurchase of an additional 150,000 shares of Common Stock in the open market or in privately negotiated transactions. As of December 31, 2003, 89,000 shares have been repurchased under that authorization.

In July 2003, the Board of Directors of the Company authorized the repurchase of an additional 500,000 shares of Common Stock in the open market or in privately negotiated transactions. As of December 31, 2003, no shares have been repurchased under that authorization.

Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company was required to adopt SFAS No. 143 on January 1, 2003. SFAS No. 143 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company did not have any exit or disposal activities in 2003, and therefore the adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others* ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. FIN 45 did not have an impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (revised), *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 addresses consolidation by business enterprises of certain variable interest entities. The provisions of FIN 46 are effective immediately for variable interest entities created after January 31, 2003 and for variable interest entities in which an enterprise obtains an interest after that date. The provisions are effective in the first fiscal year of interim periods beginning after December 15, 2003, for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Under the guidance of FIN 46, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of FIN 46 in financial statements for the periods ending after March 14, 2004. The Company does not currently have any interest in variable interest entities, therefore FIN 46 is not expected to have a material impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

In May 2003, the Emerging Issues Task Force of the FASB issued EITF 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 did not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 requires that an issuer classify a financial instrument with certain characteristics as a liability. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The impact of financial market risk exposure to the Company is not significant. The Company's primary financial market risk exposure consists of interest rate risk related to interest income from the Company's investments in United States government securities with maturities of three years or less. The Company has invested and expects to continue to invest a substantial portion of its excess cash in such securities. See Note 3 to the Company's consolidated financial statements. Generally, if the overall average return on such securities decreased .5% from the average return during the year ended December 31, 2003 and 2002, then the Company's interest income would have decreased, and pre-tax income would have decreased approximately $58,000 and $50,000, respectively. These amounts were determined by considering the impact of a hypothetical change in interest rates on the Company's interest income.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2003. This unaudited information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited consolidated financial statements and the notes thereto.

	Quarter Ended							
	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	Mar. 31, 2002
Revenues	$ 6,742	$ 7,993	$ 6,129	$ 6,058	$ 6,222	$ 7,317	$ 4,800	$ 4,048
Direct expenses	2,749	3,797	2,667	2,816	2,593	3,388	1,780	1,795
Selling, general and administrative	1,606	1,564	1,533	1,284	1,175	1,200	1,088	1,274
Depreciation and amortization	477	536	482	446	451	401	418	405
Operating income	1,910	2,096	1,447	1,512	2,003	2,328	1,514	574
Other income (expense)	11	(26)	(1)	(33)	(33)	(47)	(70)	(108)
Provision for income taxes	666	770	538	558	735	854	549	173
Net income	$ 1,255	$ 1,300	$ 908	$ 921	$ 1,235	$ 1,427	$ 895	$ 293
Net income per share – basic	$ 0.17	$ 0.18	$ 0.13	$ 0.13	$ 0.17	$ 0.20	$ 0.13	$ 0.04
Net income per share – diluted	$ 0.17	$ 0.18	$ 0.12	$ 0.13	$ 0.17	$ 0.20	$ 0.13	$ 0.04
Weighted average shares outstanding – basic	7,271	7,262	7,256	7,249	7,236	7,176	7,140	7,099
Weighted average shares outstanding – diluted	7,314	7,324	7,303	7,296	7,264	7,200	7,194	7,166

INDEPENDENT AUDITORS' REPORT

The Board of Directors
National Research Corporation:

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation and subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002.

KPMG LLP

February 6, 2004
Lincoln, Nebraska

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2003 AND 2002

Assets	2003	2002
Current assets:		
Cash and cash equivalents	$ 3,440,915	$ 991,217
Investments in marketable debt securities	12,766,483	9,986,677
Trade accounts receivable, less allowance for doubtful accounts of $78,000 and $67,320 in 2003 and 2002, respectively	5,479,264	4,579,439
Unbilled revenues	983,306	1,933,415
Prepaid expenses and other	619,357	274,112
Deferred income taxes	231,625	183,575
Total current assets	23,520,950	17,948,434
Net property and equipment	12,189,156	12,345,896
Intangible assets, net of accumulated amortization	9,939,612	8,495,718
Other	23,458	41,923
Total assets	$ 45,673,176	$ 38,831,971
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of note payable	$ 142,135	$ 131,907
Accounts payable	548,024	565,540
Accrued wages, bonus and profit sharing	804,948	632,837
Accrued expenses	526,481	366,943
Income taxes payable	243,622	55,558
Billings in excess of revenues earned	4,438,659	3,276,813
Total current liabilities	6,703,869	5,029,598
Note payable, net of current portion	4,901,429	5,044,090
Deferred income taxes	1,179,969	740,008
Other long-term liabilities	463,620	--
Total liabilities	13,248,887	10,813,696
Shareholders' equity:		
Preferred stock, $.01 par value; authorized 2,000,000 shares, no shares issued and outstanding	--	--
Common stock, $.001 par value; authorized 20,000,000 shares, issued 7,639,819 in 2003 and 7,560,610 in 2002, outstanding 7,305,819 in 2003 and 7,245,110 in 2002	7,641	7,561
Additional paid-in capital	18,875,520	18,123,603
Retained earnings	15,831,700	11,447,443
Unearned compensation	(393,994)	--
Accumulated other comprehensive income (loss), net of taxes	(27,148)	35,371
Treasury stock, at cost; 334,000 shares in 2003 and 315,500 shares in 2002	(1,869,430)	(1,595,703)
Total shareholders' equity	32,424,289	28,018,275
Total liabilities and shareholders' equity	$ 45,673,176	$ 38,831,971

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE YEARS ENDED DECEMBER 31, 2003

	2003	2002	2001
Revenues	$ 26,922,433	$ 22,387,401	$ 17,673,988
Operating expenses:			
Direct expenses	12,028,561	9,555,677	8,059,397
Selling, general and administrative	5,987,154	4,737,880	4,985,328
Depreciation and amortization	1,941,418	1,674,856	1,916,740
Total operating expenses	19,957,133	15,968,413	14,961,465
Operating income	6,965,300	6,418,988	2,712,523
Other income (expense):			
Interest income	292,517	257,922	385,949
Interest expense	(427,847)	(450,104)	(454,166)
Other, net	85,831	(65,460)	(20,351)
Total other expense	(49,499)	(257,642)	(88,568)
Income before income taxes	6,915,801	6,161,346	2,623,955
Provision for income taxes	2,531,544	2,311,243	953,634
Net income	$ 4,384,257	$ 3,850,103	$ 1,670,321
Net income per share – basic and diluted	$ 0.60	$ 0.54	$ 0.24

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 2000	$ 7,332	$ 16,964,720	$ 5,972,019	$ --	$ (13,571)	$ (1,503,069)	$ 21,382,431
Issuance of 63,180 common shares for the exercise of stock options	63	260,998	--	--	--	--	261,061
Tax benefit from the exercise of options	--	30,199	--	--	--	--	30,199
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	9,386	--	9,386
Net income	--	--	1,670,321	--	--	--	1,670,321
Total comprehensive income	--	--	1,670,321	--	9,386	--	1,679,707
Balances at December 31, 2001	7,395	17,255,917	7,597,340	--	(4,185)	(1,503,069)	23,353,398
Purchase of 13,800 shares of treasury stock	--	--	--	--	--	(92,634)	(92,634)
Issuance of 165,017 common shares for the exercise of stock options	166	691,672	--	--	--	--	691,838
Tax benefit from the exercise of options	--	176,014	--	--	--	--	176,014
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	39,556	--	39,556
Net income	--	--	3,850,103	--	--	--	3,850,103
Total comprehensive income	--	--	3,850,103	--	39,556	--	3,889,569
Balances at December 31, 2002	7,561	18,123,603	11,447,443	--	35,371	(1,595,703)	28,018,275
Purchase of 18,500 shares of treasury stock	--	--	--	--	--	(273,727)	(273,727)
Issuance of 40,062 common shares for the exercise of stock options	41	200,624	--	--	--	--	200,665
Tax benefit from the exercise of options	--	115,116	--	--	--	--	115,116
Issuance of 39,147 restricted common shares	39	436,177	--	(436,216)	--	--	--
Non-cash stock compensation expense	--	--	--	42,222	--	--	42,222
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	(54,455)	--	(54,455)
Change in cumulative translation adjustment	--	--	--	--	(8,064)	--	(8,064)
Net income	--	--	4,384,257	--	--	--	4,384,257
Total comprehensive income	--	--	4,384,257	--	(62,519)	--	4,321,738
Balances at December 31, 2003	$ 7,641	$ 18,875,520	$ 15,831,700	$ (393,494)	$ (27,148)	$ (1,869,430)	$ 32,424,289

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 2003

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 4,384,257	$ 3,850,103	$ 1,670,321
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,941,418	1,674,856	1,916,740
Deferred income taxes	330,698	529,083	306,117
Loss (gain) on sale of property and equipment	8,173	(1,420)	(587)
Loss (gain) on sale of other investments	41	(86)	--
Tax benefit from exercise of stock options	115,116	176,014	30,199
Non-cash stock compensation expense	42,222	--	--
Other non-cash charges	--	--	23,313
Change in assets and liabilities:			
Trade accounts receivable	(596,714)	(2,438,335)	(427,483)
Unbilled revenues	961,335	(262,336)	(423,783)
Prepaid expenses and other	(307,801)	25,123	(85,384)
Accounts payable	(84,708)	(356,345)	103,857
Accrued expenses, wages, bonus and profit sharing	196,353	138,391	(385,035)
Income taxes payable and recoverable	170,618	321,592	(203,201)
Billings in excess of revenues earned	1,104,085	627,443	554,578
Net cash provided by operating activities	8,265,093	4,284,083	3,079,652
Cash flows from investing activities:			
Purchases of property and equipment	(1,682,734)	(1,534,080)	(1,543,286)
Acquisition, net of cash acquired	(996,888)	(23,277)	(3,762,229)
Purchases of securities available-for-sale	(14,065,000)	(10,802,926)	(13,396,039)
Proceeds from the maturities of securities available-for-sale	11,202,426	7,512,812	13,349,654
Proceeds from sale of property and equipment	2,543	1,420	698
Net cash used in investing activities	(5,539,653)	(4,846,051)	(5,351,202)
Cash flows from financing activities:			
Payments on notes payable	(132,433)	(126,072)	(128,263)
Proceeds from exercise of stock options	200,665	691,838	261,061
Purchase of treasury stock	(273,727)	(92,634)	--
Net cash (used in) provided by financing activities	(205,495)	473,132	132,798
Effect of exchange rate changes on cash	(70,247)	--	--
Net increase (decrease) in cash and cash equivalents	2,449,698	(88,836)	(2,138,752)
Cash and cash equivalents at beginning of period	991,217	1,080,053	3,218,805
Cash and cash equivalents at end of period	$ 3,440,915	$ 991,217	$ 1,080,053
Supplemental disclosure of cash paid for:			
Interest expense	$ 427,847	$ 450,104	$ 454,250
Income taxes	$ 1,907,504	$ 1,284,554	$ 820,519

Supplemental disclosures of non-cash investing activities:

In connection with the Company's acquisition of a business in 2003, the Company acquired current assets of $171,635 and assumed current liabilities of $164,294.

In connection with the Company's acquisition of a business in 2001, the Company acquired current liabilities of $285,702.

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation (the "Company") is a provider of ongoing survey-based performance measurement, analysis, tracking and improvement services to the healthcare industry. The Company provides market research services to hospitals and insurance companies on an unsecured credit basis. The Company's ten largest clients accounted for 45%, 51% and 50% of the Company's total revenues in 2003, 2002 and 2001, respectively. One client accounted for 14.6% and 18.2% of total revenues in 2003 and 2002, respectively. A second client accounted for 18.7% of total revenues in 2001. A third client accounted for 11.0% of total revenues in 2001. The Company operates in a single industry segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives a substantial majority of its operating revenues from its annually renewable services, which include the Performance Tracking Services and the Market Guide. Under the Performance Tracking Services, the Company provides interim and annual performance tracking and improvement tools to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. Through its Market Guide, the Company publishes healthcare market information for its clients generally on an annual basis. The Company also derives revenues from its educational products and custom and other research projects.

The Company recognizes revenues from its Performance Tracking Services, the Picker Symposium Learning Network and its custom and other research projects using the percentage of completion method of accounting. These services typically include a series of surveys and deliverable reports in which the timing and frequency vary by contract. Progress on a contract can be tracked reliably and customers are obligated to pay as services are performed. The Company recognizes revenue using the cost-to-cost methodology, which effectively is based on output measures. The recognized revenue is the percent of estimated total revenues that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon the most recent information. Losses expected to be incurred, if any, on jobs in progress are charged to income as soon as such losses are known. Revenues earned on contracts in progress in excess of billings are classified as a current asset. Amounts billed in excess of revenues earned are classified as a current liability. Client projects are generally completed within a twelve-month period.

The Company recognizes revenue on a completed contract basis for its Market Guide contracts with its principal customers. Characteristics of these contracts include durations of four to six months, progress to completion cannot be reasonably defined, and various intermediate steps in the process overlap in stages of progress for different contracts. The Company defers direct costs of preparing the survey data for the Market Guide. The Company recognizes revenues and related direct costs for its Market Guide upon delivery to its principal customers. Customers have no obligation to pay for these services until the services are delivered. The Company generates additional revenues from incidental customers subsequent to the completion of each edition. Revenues and costs for these services are recognized as the customization services are performed and completed.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on the Company's historical write-off experience. The Company reviews the allowance for doubtful accounts monthly.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses as incurred computer software costs incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding, installation and testing of software during the application project stage are capitalized. Costs incurred for training and application maintenance are expensed as incurred. The Company has capitalized approximately $544,000, $372,000 and $913,000 of costs incurred for the development of internal use software for the years ended December 31, 2003, 2002 and 2001, respectively, with such costs classified as property and equipment.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The Company uses both straight-line and accelerated methods of depreciation and amortization over estimated useful lives of five to ten years for furniture and fixtures, three to five years for computer equipment, three to five years for capitalized software and forty years for the Company's office building.

Impairment of Long-lived Assets

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company adopted the provisions of SFAS No. 144 effective January 1, 2002. Under the provisions of this standard, the Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses the recoverability of its long-lived assets based on estimated undiscounted future operating cash flows. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and as a result they may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;

- A significant decline in the market price for the Company's common stock for a sustained period; and

- The Company's market capitalization falling below the book value of the Company's net assets.

Intangible Assets

Intangible assets include customer relationships, a trade name, and goodwill. Customer relationships are being amortized over periods of five to ten years. Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement replaced the requirement to amortize goodwill and certain other intangible assets with an annual impairment test, and required an evaluation of the useful lives of intangible assets and an impairment test for goodwill upon adoption.

The Company adopted the provisions of SFAS No. 142 as of January 1, 2002. As a result of the adoption of this standard, the Company stopped amortizing goodwill effective January 1, 2002. Therefore, the Company has not recorded any goodwill amortization expense in the Consolidated Statements of Income for the years ended December 31, 2003 and 2002 and will not record such amortization in future years.

All of the Company's goodwill is allocated to one reporting unit, the healthcare survey business. As of December 31, 2003, the Company has net goodwill of $8.0 million. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company evaluates the estimated fair value of the Company's goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting unit having goodwill is greater than the estimated fair value, impairment charges will be recorded. The Company's analysis has not resulted in the recognition of an impairment loss on goodwill in 2003 or 2002.

Total amortization expense of goodwill was $-0-, $-0- and $518,000 during the years ended 2003, 2002 and 2001 respectively. The following is the 2003, 2002 and 2001 net income and net income per share, adjusted as if SFAS No. 142 had been effective as of January 1, 2001:

	2003	**2002**	**2001**
Reported net income	$ 4,384,257	$ 3,850,103	$ 1,670,321
Amortization of goodwill, net of taxes	--	--	329,854
Adjusted net income	$ 4,384,257	$ 3,850,103	$ 2,000,175
Reported net income per share	$0.60	$0.54	$0.24
Amortization of goodwill, net of taxes	--	--	$0.05
Adjusted net income per share	$0.60	$0.54	$0.29

Marketable Securities

All marketable securities held by the Company at December 31, 2003 and 2002 were classified as available-for-sale and recorded at fair market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as other comprehensive income or loss. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Fair values are estimated based on quoted market prices.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock Option Plans

The Company recognizes stock-based compensation expense for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

	2003	2002	2001
	(in thousands, except per share amounts)		
Pro forma:			
Net income, as reported	$4,384	$3,850	$1,670
Net income, adjusted for the fair value method	$4,258	$3,796	$1,607
Income per share, as reported basic	$0.60	$0.54	$0.24
Income per share, as reported diluted	$0.60	$0.54	$0.24
Income per share, adjusted for the fair value method basic	$0.59	$0.53	$0.23
Income per share, adjusted for the fair value method diluted	$0.58	$0.53	$0.23

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options. At December 31, 2003, 2002 and 2001, the Company had -0-, 2,000 and 72,591 options, respectively, which have been excluded from the diluted net income per share computation because their exercise price exceeds the fair market value.

The weighted average shares outstanding is calculated as follows:

	2003	2002	2001
Common stock	7,259,387	7,163,194	7,053,245
Dilutive effect of options	67,031	29,853	35,289
Weighted average shares used for dilutive per share information	7,326,418	7,193,047	7,088,534

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) were as follows:

	2003	2002	2001
Unrealized gain (loss) on marketable securities	$ (29,136)	$ 53,953	$ (6,341)
Related tax (expense) benefit	10,052	(18,222)	2,156
Net gain (loss) on marketable securities	(19,084)	35,371	(4,185)
Foreign currency translation adjustment	(8,064)	--	--
Accumulated other comprehensive income (loss)	$ (27,148)	$ 35,371	$ (4,185)

Reclassifications

Certain prior-period amounts have been reclassified to conform to the 2003 presentation. These reclassifications did not affect net income for the periods presented.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company was required to adopt SFAS No. 143 on January 1, 2003. SFAS No. 143 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company did not have any exit or disposal activities in 2003, and therefore the adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others* ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. FIN 45 did not have an impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (revised), *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 addresses consolidation by business enterprises of certain variable interest entities. The provisions of FIN 46 are effective immediately for variable interest entities created after January 31, 2003 and for variable interest entities in which an enterprise obtains an interest after that date. The provisions are effective in the first fiscal year of interim periods beginning after December 15, 2003, for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Under the guidance of FIN 46, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of FIN 46 in financial statements for the periods ending after March 14, 2004. The Company does not currently have any interest in variable interest entities, therefore FIN 46 is not expected to have a material impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

In May 2003, the Emerging Issues Task Force of the FASB issued EITF 00-21. *Revenue Arrangements with Multiple Deliverables*. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 did not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 requires that an issuer classify a financial instrument with certain characteristics as a liability. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

(2) Acquisitions

On March 17, 2003, the Company acquired 100% of the outstanding common shares of Smaller World Communications Inc. ("Smaller World"), based in Toronto, Canada. The results of Smaller World's operations have been included in the consolidated financial statements since the effective date of March 1, 2003. Smaller World is a provider of performance measurement services for healthcare organizations in Canada. The aggregate minimum purchase price was $1,361,000, of which $950,000 was paid at closing. The purchase price also includes two additional scheduled payments in 2006 and 2008. The minimum aggregate payments of $407,000 have been recorded as other long-term liabilities. Based upon certain revenue goals, the maximum aggregate payments could be $1,171,000. The Company has recorded direct acquisition costs of approximately $85,000.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company is still in the process of finalizing the valuations of certain assets, thus, the allocation of the purchase price is subject to refinement.

	Fair Value
Current assets	$ 171,635
Customer relationships	217,863
Goodwill	1,303,934
Total acquired assets	1,693,432
Current liabilities	164,294
Deferred taxes	82,788
Total liabilities	247,082
Net assets acquired	$1,446,350

On May 7, 2001, the Company acquired the healthcare survey business of The Picker Institute. The aggregate purchase price for the acquisition was $4.1 million, consisting of cash of $3.2 million, assumed liabilities for uncompleted customer contracts of $0.3 million and direct costs of acquisition of $0.6 million. The results of the acquired business have been included in the Company's operating results since the acquisition. The Company allocated the excess of purchase price over net assets acquired entirely to goodwill. Prior to 2002, the goodwill was amortized using an estimated useful life of 10 years for financial reporting purposes. The goodwill is being amortized over 15 years and is fully deductible for income tax purposes.

The following unaudited pro forma information for the Company has been prepared as if both the Picker Institute and Smaller World acquisitions had occurred on January 1, 2001. The information is based on the historical results of the separate companies, and may not necessarily be indicative of the results that could have been achieved, or of results that may occur in the future.

	Pro Forma Years Ended December 31,		
	2003	2002	2001
		(Dollars in thousands) (Unaudited)	
Revenues	$ 27,185	$ 23,431	$ 19,563
Net income	$ 4,386	$ 3,802	$ 1,751
Earnings per share	$ 0.60	$ 0.53	$ 0.25

(3) Investments in Marketable Debt Securities

The amortized cost, gross unrealized holding gains and losses and fair value of securities by major security type and class of security at December 31, 2003, were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Debt securities:				
Obligations of U.S. government agencies	$12,795,619	$ --	$ (29,136)	$12,766,483
Total	$12,795,619	$ --	$ (29,136)	$12,766,483

The amortized cost, gross unrealized holding gains and losses and fair value by major security type and class of security at December 31, 2002 were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Debt securities:				
Obligations of U.S. government agencies	$ 9,933,084	$ 53,593	$ --	$9,986,677
Total	$ 9,933,084	$ 53,593	$ --	$9,.986,677

There were no sales of marketable securities in advance of scheduled maturities of available-for-sale marketable debt securities during 2003, 2002 or 2001. The fair value and amortized cost of debt securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2003	
	Fair Value	Amortized Cost
Due after three months through one year	$ 2,164,030	$ 2,170,684
Due after one year through five years	10,602,453	10,624,935
	$12,766,483	$12,795,619

(4) Property and Equipment

At December 31, 2003 and 2002, property and equipment consisted of the following:

	2003	2002
Furniture and equipment	$ 1,808,113	$ 1,534,047
Computer equipment and software	8,418,919	7,314,006
Building	7,992,203	7,919,793
Land	425,000	425,000
	18,644,235	17,192,846
Less accumulated depreciation and amortization	6,455,079	4,846,950
Net property and equipment	$ 12,189,156	$ 12,345,896

(5) Intangible Assets

Intangible assets consist of the following at December 31, 2003 and 2002:

	2003	2002
Customer relationships	$ 1,035,084	$ 787,048
Trade name	1,368,000	1,368,000
Goodwill	8,996,914	7,692,980
	11,399,998	9,848,028
Less accumulated amortization	1,460,386	1,352,310
Net intangible assets	$ 9,939,612	$ 8,495,718

The following represents a summary of changes in the Company's carrying amount of net goodwill for the year ended December 31, 2003:

Balance as of January 1	$ 6,698,155
Smaller World acquisition	1,303,934
Balance as of December 31	$ 8,002,089

Customer relationships are being amortized over five to ten years. Aggregate amortization expense for customer relationships for the year ended December 31, 2003 was $108,000. Estimated amortization expense for the next five years is $114,000 per year.

(6) Income Taxes

Income tax expense consisted of the following components:

	Current	Deferred	Total
2003:			
Federal	$ 1,770,983	$ 393,761	$ 2,164,744
Foreign	181,968	15,607	197,575
State	158,408	10,817	169,225
Total	$ 2,111,359	$ 420,185	$ 2,531,544
2002:			
Federal	$ 1,511,603	$ 453,133	$ 1,964,736
State	270,557	75,950	346,507
Total	$ 1,782,160	$ 529,083	$ 2,311,243
2001:			
Federal	$ 573,511	$ 267,808	$ 841,319
State	74,006	38,309	112,315
Total	$ 647,517	$ 306,117	$ 953,634

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated applying the U.S. Federal income tax rate of 34% on pretax income is as follows:

	2003	2002	2001
Expected federal income taxes	$ 2,351,372	$2,094,900	$ 892,100
Foreign tax rate differential	32,366	--	--
State income taxes, net of federal benefit and credits	111,689	228,700	74,100
Tax credits and incentives	(7,200)	(3,100)	(2,600)
Other	43,317	(9,257)	(9,966)
Total	$ 2,531,544	$2,311,243	$ 953,634

Deferred tax assets and liabilities at December 31, 2003 and 2002, were comprised of the following:

	2003	2002
Deferred tax assets:		
Allowance for doubtful accounts	$ 30,420	$ 26,255
Accrued expenses	198,370	168,319
Intangible assets	--	145,956
Investments available-for-sale	10,052	--
Gross deferred tax assets	238,842	340,530
Deferred tax liabilities:		
Investments available-for-sale	--	18,222
Basis in property and equipment	980,157	878,741
Intangible assets	207,029	--
Gross deferred tax liabilities	1,187,186	896,963
Net deferred tax liabilities	$ (948,344)	$ (556,433)

The Company did not record a valuation allowance for its deferred tax assets because management believes that it is more likely than not that the Company will generate sufficient taxable income to fully realize these deferred tax benefits.

The undistributed earnings of the Company's foreign subsidiary of approximately $394,000 are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes have been provided for such undistributed earnings. It is impractical to determine the additional income tax liability, if any, associated with the repatriation of undistributed earnings.

(7) Note Payable

Note payable consists of the following:

	2003	2002
Note payable to US Bank, at 8.25%, payable in monthly installments of $46,690 including interest, with final payment of principal and interest due October 31, 2010, secured by land and building	$ 5,043,564	$ 5,175,997
Less current portion	142,135	131,907
Note payable, net of current portion	$ 4,901,429	$ 5,044,090

The aggregate maturities of the note payable for each of the five years subsequent to December 31, 2003 are: 2004 - $142,000; 2005 - $156,000; 2006 - $169,000; 2007 - $184,000; and 2008 - $190,000.

(8) Stock Option Plans

In August 1997, the Board of Directors adopted and the Company's shareholders approved the National Research Corporation 1997 Equity Incentive Plan ("1997 Equity Incentive Plan"). The 1997 Equity Incentive Plan provided for the granting of options, stock appreciation rights, restricted stock and/or performance shares with respect to up to an aggregate of 730,000 shares of the Company's common stock through the date of the Company's annual meeting of shareholders in the year 2001. Options granted were either nonqualified or incentive stock options. Vesting terms varied with each grant, and option terms were generally five years. At December 31, 2003, there were no remaining shares available for issuance under the 1997 Equity Incentive Plan.

In October 1997, the Board of Directors adopted and the Company's shareholders approved the National Research Corporation Director Stock Plan (the "Director Plan"). As amended in December 1997, the Director Plan provides for formula grants of nonqualified options to each director of the Company who is not employed by the Company. On the date of each annual meeting of shareholders of the Company, each such director, if re-elected or retained as a director at such meeting, is granted an option to purchase 1,000 shares of the Company's common stock. Option exercise prices equal the fair market value of the Company's common stock on the date of grant. Options vest one year following the date of grant and may be exercisable for a period of up to 10 years following the date of grant. Options to purchase 3,000, 3,000 and 2,000 shares of the Company's common stock were granted in 2003, 2002 and 2001, respectively. At December 31, 2003, there were 16,000 shares available for issuance pursuant to future grants under the Director Plan.

In August 2001, the Board of Directors adopted, and, on May 1, 2002, the Company's shareholders approved, the National Research Corporation 2001 Equity Incentive Plan ("2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock and/or performance shares with respect to up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Vesting terms vary with each grant, and option terms are generally five years. At December 31, 2003, there were 244,080 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 316,813 options under the Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

Options to purchase shares of common stock have been granted in 2003, 2002 and 2001 with exercise prices equal to the fair value of the common stock on the date of grant. Accordingly, no compensation expense was recorded for these grants.

During 2003, the Company granted 39,147 restricted shares of common stock under the 2001 Equity Incentive Plan. The market value of these shares was recorded in unearned compensation, which is reflected in the accompanying consolidated balance sheet as a component of accumulated other comprehensive income. The applicable compensation expense will be recognized by the Company over the vesting periods of the restricted stock which is generally five years. The Company recognized $42,222 of non-cash compensation for the year ended December 31, 2003 related to this restricted stock.

As of December 31, 2003, no stock appreciation rights, or performance shares have been granted under the 2001 Equity Incentive Plan.

The weighted average fair value of options granted in 2003, 2002 and 2001 was $4.21, $2.61 and $1.97, respectively. Pro forma net income displayed in Note 1 reflects the allocation of compensation cost for stock option grants using the fair value method. Compensation cost is allocated between periods based upon the vesting period of the options. Therefore, the full impact of calculating compensation cost using the fair value method is not reflected in pro forma net income amounts displayed in Note 1, because compensation cost is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options for 2003, 2002 and 2001 was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	2003	2002	2001
Expected dividend yield at date of grant..........	0	0	0
Expected stock price volatility.........................	42.2%	45.0%	45.0%
Risk-free interest rate......................................	3.0%	3.2%	4.0%
Expected life of options (in years)...................	2.50 to 5.00	3.75 to 5.00	3.75 to 5.00

The following information relates to options to purchase common stock:

	Number of Shares	Weighted Average Exercise Price ($)
Balance at December 31, 2000	341,692	5.90
Granted	80,197	5.09
Exercised	(63,180)	4.13
Canceled	(51,467)	6.51
Balance at December 31, 2001	307,242	5.95
Granted	55,438	6.87
Exercised	(165,017)	4.19
Canceled	(38,145)	12.70
Balance at December 31, 2002	159,518	5.36
Granted	205,915	10.98
Exercised	(40,062)	5.59
Canceled	(22,446)	8.39
Balance at December 31, 2003	302,925	9.03
Exercisable at December 31, 2003	82,802	5.14

At December 31, 2003, the range of exercise prices for outstanding stock options was $2.19 to $13.25 and the weighted average remaining contractual life of outstanding stock options was 6.12 years, of which 95,874 shares are between $5.09 and $10.98.

(9) Leases

The Company leases printing equipment and services in the United States and office space in Canada. The Company has recorded rent expense of $217,000, $233,000 and $11,000 in 2003, 2002 and 2001, respectively. Minimum lease payments under noncancelable operating leases for each of the five years subsequent to December 31, 2003 are: 2004 - $232,000; 2005 - $231,000; 2006 - $41,000; 2007 - $21,000; and 2008 - $13,000.

(10) Associate Benefits

The Company sponsors a qualified defined contribution profit sharing plan covering substantially all associates with no eligibility service requirement. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. No contributions were made by the Company in 2003, 2002 and 2001.

(11) Legal Proceedings

In May 2000, Cap Gemini America, Inc., the software developer of the Company's automated software process (a proprietary system that automates the creation and processing of surveys), filed a lawsuit against the Company in the United States District Court for the District of Nebraska seeking approximately $1.1 million the Company owed but withheld under a consulting agreement between Cap Gemini and the Company. The Company subsequently filed a counter suit against Cap Gemini. On February 21, 2002, a jury returned a verdict partly in favor of Cap Gemini and ordered that the Company pay to Cap Gemini approximately $700,000. This was paid during 2002 and the Company also paid prejudgment interest of approximately $64,000.

PART III

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Consolidated financial statements - The consolidated financial statements listed in the accompanying index to the consolidated financial statements and financial statement schedules are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule - The financial statement schedule listed in the accompanying index to the consolidated financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits - The exhibits listed in the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

(b) Reports on Form 8-K

The Company furnished a Current Report of Form 8-K, dated November 4, 2003, reporting (under Items 7 and 12) the Company's consolidated financial results for the quarter and nine months ended September 30, 2003.

The following information relates to options to purchase common stock:

	Number of Shares	Weighted Average Exercise Price ($)
Balance at December 31, 2000	341,692	5.90
Granted	80,197	5.09
Exercised	(63,180)	4.13
Canceled	(51,467)	6.51
Balance at December 31, 2001	307,242	5.95
Granted	55,438	6.87
Exercised	(165,017)	4.19
Canceled	(38,145)	12.70
Balance at December 31, 2002	159,518	5.36
Granted	205,915	10.98
Exercised	(40,062)	5.59
Canceled	(22,446)	8.39
Balance at December 31, 2003	302,925	9.03
Exercisable at December 31, 2003	82,802	5.14

At December 31, 2003, the range of exercise prices for outstanding stock options was $2.19 to $13.25 and the weighted average remaining contractual life of outstanding stock options was 6.12 years, of which 95,874 shares are between $5.09 and $10.98.

(9) Leases

The Company leases printing equipment and services in the United States and office space in Canada. The Company has recorded rent expense of $217,000, $233,000 and $11,000 in 2003, 2002 and 2001, respectively. Minimum lease payments under noncancelable operating leases for each of the five years subsequent to December 31, 2003 are: 2004 - $232,000; 2005 - $231,000; 2006 - $41,000; 2007 - $21,000; and 2008 - $13,000.

(10) Associate Benefits

The Company sponsors a qualified defined contribution profit sharing plan covering substantially all associates with no eligibility service requirement. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. No contributions were made by the Company in 2003, 2002 and 2001.

(11) Legal Proceedings

In May 2000, Cap Gemini America, Inc., the software developer of the Company's automated software process (a proprietary system that automates the creation and processing of surveys), filed a lawsuit against the Company in the United States District Court for the District of Nebraska seeking approximately $1.1 million the Company owed but withheld under a consulting agreement between Cap Gemini and the Company. The Company subsequently filed a counter suit against Cap Gemini. On February 21, 2002, a jury returned a verdict partly in favor of Cap Gemini and ordered that the Company pay to Cap Gemini approximately $700,000. This was paid during 2002 and the Company also paid prejudgment interest of approximately $64,000.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Company's Chief Executive Officer and the Company's Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2003. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2003 to ensure that material information relating to the Company, including its consolidated subsidiary, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Company's definitive Proxy Statement for its 2004 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Item 1 of this Annual Report on Form 10-K.

The Company has not yet adopted a code of ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. However, the Company expects that its Board of Directors will approve such a code no later than the annual meeting of shareholders to be held May 6, 2004, at which time the code will be made available on the Company's website at www.nationalresearch.com. The Company will disclose any amendments to or waivers of the code of ethics on the website within the periods prescribed by the rules of the Securities and Exchange Commission.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Board of Directors-Director Compensation" and "Executive Compensation" in the Proxy Statement and is hereby incorporated herein by reference; provided, however, that the subsection entitled "Executive Compensation-Report on Executive Compensation" shall not be deemed to be incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2003.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)....	302,925	$9.03	244,080
Equity compensation plans not approved by security holders	--	--	--
Total..............................	302,925	$9.03	244,080

(1) Includes the Company's 2001 Equity Incentive Plan, 1997 Equity Incentive Plan and Director Stock Plan.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Principal Accountant Fees and Services

The information required by this Item is included under the caption "Miscellaneous-Independent Auditors" in the Proxy Statement and is hereby incorporated by reference.

PART III

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Consolidated financial statements - The consolidated financial statements listed in the accompanying index to the consolidated financial statements and financial statement schedules are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule - The financial statement schedule listed in the accompanying index to the consolidated financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits - The exhibits listed in the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

(b) Reports on Form 8-K

The Company furnished a Current Report of Form 8-K, dated November 4, 2003, reporting (under Items 7 and 12) the Company's consolidated financial results for the quarter and nine months ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of March, 2004.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Michael D. Hays Michael D. Hays	President, Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2004
/s/ Patrick E. Beans Patrick E. Beans	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 30, 2004
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 30, 2004
/s/ John N. Nunnelly John N. Nunnelly	Director	March 30, 2004
/s/ Paul C. Schorr III Paul C. Schorr III	Director	March 30, 2004

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors
National Research Corporation:

Under date of February 6, 2004, we reported on the consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, which are included in the Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule of valuation and qualifying accounts in the Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002.

KPMG LLP

February 6, 2004
Lincoln, Nebraska

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Bad Debt Expense	Write-offs, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year Ended December 31, 2001	$ 77,276	$65,000	$40,602	$101,674
Year Ended December 31, 2002	$101,674	$26,200	$60,554	$ 67,320
Year Ended December 31, 2003	$ 67,320	$127,848	117,168	$ 78,000

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date
(10.1)*	National Research Corporation 1997 Equity Incentive Plan [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(10.2)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2002 (File No. 0-29466)]
(10.3)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]
(10.4)+	Contract, dated January 23, 2002, between National Research Corporation and the Department of Veterans Affairs [Incorporated by reference to Exhibit (10.4) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-29466)]
(23)	Independent Auditors' Consent
(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32.1)	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(99.1)	Proxy Statement for the 2004 Annual Meeting of Shareholders, to be filed within 120 days of December 31, 2003 [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2003; except to the extent specifically incorporated by reference, the Proxy Statement for the 2004 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]

---

* A management contract or compensatory plan or arrangement.

\+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

Directors and Officers

Board of Directors

Michael D. Hays
President and Chief Executive Officer
National Research Corporation

Patrick E. Beans
Vice President, Treasurer, Secretary
and Chief Financial Officer
National Research Corporation

JoAnn M. Martin*
President and Chief Operating Officer
Ameritas Life Insurance Corporation

John N. Nunnelly*
Group President
Resource Management and Home Health Solutions
Division, Information Solutions Company,
McKesson Corporation

Paul C. Schorr III*
President and Chief Executive Officer
ComCor Holding, Inc.

*Members of Audit, Compensation and Nominating Committees

Executive Officers

Michael D. Hays
President and Chief Executive Officer

Jona S. Raasch
Vice President and Chief Operations Officer

Patrick E. Beans
Vice President, Treasurer, Secretary
and Chief Financial Officer

Joseph W. Carmichael
Senior Vice President

Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606
(800) 757-5755 – phone
(312) 427-2879 – fax

Independent Accountants

KPMG LLP
Lincoln, Nebraska

Corporate Counsel

Foley & Lardner LLP
Milwaukee, Wisconsin

Woods & Aitken LLP
Lincoln, Nebraska

Corporate Headquarters

National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508
(402) 475-2525 – phone
(402) 475-9061 – fax
www.nationalresearch.com

Common Stock

National Research Corporation's common stock is traded on The NASDAQ Stock Market's National Market under the symbol NRCI.

[illegible] Q Street
Lincoln, Nebraska 68508
phone 402. 475. 2525
fax 402. 475. 9061
www.nationalresearch.com



NATIONAL RESEARCH
Corporation